 **AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group

24 November 2004


04046702



SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re :   Exemption No. 82-3318
         Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted
to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1)   General Announcement dated 22 November 2004, Re: Twenty-Ninth Annual General
        Meeting; and

2)   General Announcement dated 23 November 2004, Re: Debt and Corporate Restructuring
        Exercise of ACB Group- i) Proposed variation to: a) Redemption date of the zero-coupon
        redeemable secured RM denominated bonds; and b) Repayment date of the zero-coupon
        redeemable secured USD denominated consolidated and rescheduled debts; and ii) Proposed
        variation to the calculation for penalty interest.

Please contact the undersigned if you have any query.

PROCESSED

DEC 17 2004

THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay   -   The Bank of New York
                                   ADR Department
                                   101 Barclay St., 22nd Floor
                                   New York
                                   NY 10286



Form Version 2.0
General Announcement
Ownership transfer to AMSTEEL on 22/11/2004 06:05:48 PM
Submitted by AMSTEEL on 22/11/2004 06:12:39 PM
Reference No AA-041122-7722A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type   : ● Announcement ○ Reply to query

* Subject :
TWENTY-NINTH ANNUAL GENERAL MEETING

* Contents :-

We are pleased to inform that at the Twenty-Ninth Annual General Meeting of the Company held on 22 November 2004, the shareholders have approved the following:

1.   the re-appointment of Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

2.   all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

(a)   Authority to Directors to issue shares

        "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

(b)   Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

        "THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 30 October 2004 subject to the following:

        (i)   the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and

AMSTEEL CORPORATION BERHAD (20667-M)

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are not to the detriment of the minority shareholders of the Company; and

(ii)   disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

    (a)   the type of Recurrent Transactions made; and

    (b)   the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

(i)   the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii)   the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Companies Act, 1965); or

(iii)   revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

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Secretary   2 2 NOV 2004

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Form Version 2.0
General Announcement
Ownership transfer to AMSTEEL on 23/11/2004 06:51:20 PM
Submitted by AMSTEEL on 23/11/2004 06:59:51 PM
Reference No AA-041123-BA105

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● Announcement ○ Reply to query

* Subject :
DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB GROUP ("ACB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS"); AND

2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST

* **Contents :-**

1. <u>INTRODUCTION</u>

Reference is made to the announcement of 19 March 2003 made by ACB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the ACB Group to the ACB Scheme Creditors.

It is part of ACB's plans under the ACB Scheme to divest its non-core and peripheral assets and businesses ("Divestment Assets") to raise cash to fund the redemption/repayment of the Bonds/SPV Debts.

During the year 2004, the ACB Group has been actively involved in the divestment of its non-core assets. The economic stimulus package implemented by the Government has boosted the country's economic fundamentals and spurred growth in the property and construction sector. Nonetheless, there is limited potential buyer for ACB assets as most of the Divestment Assets

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are huge tracts of landed properties. Despite the difficult environment, ACB has entered into 2 conditional share sale and purchase agreements in respect of the proposed disposal of Lion Ipoh Parade Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd ("AKR"), which is in turn a 70% owned subsidiary of ACB and the proposed disposal of Lion Seremban Parade Sdn Bhd, a 70% owned subsidiary of Masbeef Sdn Bhd, which is a wholly-owned subsidiary of AKR, for RM158.852 million and RM63.448 million respectively.

The Board of Directors of ACB wishes to announce that the ACB Group had issued notices of meetings dated 22 November 2004 to the Bondholders and SPV Debt Holders to seek, *inter alia,* the indulgence and the approval of the relevant Bondholders and SPV Debt Holders to:

1.   vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2004 ("Proposed Variation to Redemption/Repayment Date"); and
2.   vary the calculation for the penalty interest ("Proposed Variation to the Calculation for Penalty Interest");

(the Proposed Variation to Redemption/Repayment Date and the Proposed Variation to the Calculation for Penalty Interest shall collectively be referred to as the "Proposed Variation").

2.   DETAILS OF THE PROPOSED VARIATION

2.1   Proposed Variation to Redemption/Repayment Date

The Proposed Variation to Redemption/Repayment Date involves the variation of:

2.1.1   the redemption date of 31 December 2004 for the Bonds ("Redemption Date") at the redemption amounts ("Redemption Amounts") as set out in Column II of Table I-Bonds below, to the proposed redemption dates ("Proposed Redemption Dates") and at the proposed redemption amounts ("Proposed Redemption Amounts") as more particularly set out in Column III of Table I-Bonds; and

2.1.2   the repayment date of 31 December 2004 for the SPV Debts ("Repayment Date") at the repayment amounts ("Repayment Amounts") as set out in Column II of Table II-SPV Debts below to the proposed repayment dates ("Proposed Repayment Dates") and at the proposed repayment amounts ("Proposed Repayment Amounts") as more particularly set out in Column III of Table II-SPV Debts.

It is proposed that interest is payable for the delay in redemption/repayment at 1% above the YTM rate for the Bonds/SPV Debts per annum, calculated on such portion of the Redemption Amounts/Repayment Amounts which is delayed from (and including) 31 December 2004 up to the Proposed Redemption Dates/Proposed Repayment Dates (excluding the day upon which payment is made), on a compound basis, details of which are set out in Table III-Bonds and Table IV-SPV Debts below.

The aforesaid interest shall be paid together with the payment of the Proposed Redemption Amounts/Proposed Repayment Amounts on the Proposed Redemption Dates/Proposed Repayment Dates.

AMSTEEL CORPORATION BERHAD (20667-M)

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Secretary

2 3 NOV 2004

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2.2   Proposed Variation to the Calculation for Penalty Interest

'   ACB proposes that commencing 1 January 2005, interest payable as penalty for late redemption/repayment of any Redemption Amount/Repayment Amount shall be calculated on a simple interest basis instead of on a compound basis.

ACB is proposing such change for the reason that the proceeds of the sale of the Divestment Assets are generally realized at values lower than forecasted and therefore the amount of Dedicated Cashflows for the redemption/repayment of the Bonds/SPV Debts may be insufficient to service such compounded interest.

3.   APPROVALS FOR THE PROPOSED VARIATION

The Proposed Variation requires the approval from:

3.1   the Securities Commission ("SC");
3.2   Bondholders and SPV Debt Holders at the respective meetings to be convened; and
3.3 ,   Bank Negara Malaysia ("BNM") in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meeting to be convened for the Proposed Variation.

The approvals from the SC and BNM must be obtained on or before 30 June 2005, failing which, the consent to the Proposed Variation given by the Bondholders and SPV Debt Holders at the respective meetings to be convened would be deemed to have lapsed.

The meetings of the Bondholder and SPV Debt Holders are scheduled to be held on 16 December 2004.

4.   Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the ACB Scheme shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Column I Category	Column II Redemption Date of 31 December 2004 Nominal Amount (RM)	Column III Proposed Redemption Dates and Proposed Redemption Amounts (Nominal Amount (RM))

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Class A1	54,701,791	31 December 2004	10,706,801
		31 March 2005	11,135,972
		31 December 2007	32,859,018
Class A2	99,909,456	31 December 2004	22,209,404
		31 March 2005	40,613,241
		31 December 2007	37,086,811
Class B(a)	44,288,770	31 December 2004	8,668,657
		31 March 2005	9,016,131
		31 December 2007	26,603,982
Class B(b)	4,638,521	31 December 2004	907,899
		31 March 2005	944,292
		31 December 2007	2,786,330

Table II-SPV Debts

Column I Category	Column II Repayment Date of 31 December 2004 Nominal Amount (USD)	Column III Proposed Repayment Dates and Proposed Repayment Amounts (Nominal Amount (USD))	
Class A1	76,838,817	31 December 2004	15,039,689
		31 March 2005	15,642,539
		31 December 2007	46,156,589
Class A2	961,335	31 December 2004	188,162
		31 March 2005	195,705
		31 December 2007	577,468
Class B	31,651,229	31 December 2004	6,195,106
		31 March 2005	6.443,431
		31 December 2007	19,012,692

AMSTEEL CORPORATION BERHAD (20667-M)

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Table III-Bonds

Column I Category	Column II (A) YTM rate per annum (%)	Column III (B) Late Payment rate per annum (%)	Column IV (A)+(B) = (C) Applicable interest per annum (%)
A1	7.00	1.00	8.00
A2	6.00	1.00	7.00
B(a)	4.75	1.00	5.75
B(b)	7.75	1.00	8.75

Table IV-SPV Debts

Column I Category	Column II (A) YTM rate per annum (%)	Column III (B) Late Payment rate per annum (%)	Column IV (A) + (B) = (C) Applicable interest per annum (%)
A1	6.50	1.00	7.50
A2	5.25	1.00	6.25
B	4.00	1.00	5.00

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AMSTEEL CORPORATION BERHAD (20667-M)

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Secretary

2 3 NOV 2004